Exhibit 4.4

Royal Ahold Supervisory Board

René Dahan, Chairman

	Mr. J. Rishton United Kingdom	P.O. Box 3050, 1500 HB Zaandam Albert Heijnweg 1, 1507 EH Zaandam The Netherlands Telephone +31 75 659 91 11

Date Reference	September 2nd, 2005 HR2005/02/09/2005	Direct dial +31 75 659 56 25 Telefax +31 75 659 83 53

Employment agreement

The undersigned:

1.	Royal Ahold N.V., established at Zaandam, the Netherlands, represented by its Supervisory Board (the “Supervisory Board”), hereinafter “AHOLD”;

and

2.	Mr. J. Rishton, residing at United Kingdom, hereinafter “the CFO”;

Whereas:

The Supervisory Board will put forward a proposal to appoint the CFO as CFO of the Executive Board of AHOLD (the “Executive Board”) at the next General Meeting of Shareholders of AHOLD (the “General Meeting of Shareholders”).

Pending this appointment by the General Meeting of Shareholders, AHOLD wishes to (a) secure that the CFO will assume certain responsibilities on an interim basis and (b) set out the terms and conditions of the CFO’s employment with AHOLD.

Declare and have agreed as follows:

1. Date of Commencement of Employment and Position

1.1.	The term of appointment by the shareholders as CFO and member of the Executive Board is 4 years. The term of the CFO’s employment contract shall be for a definite period and the first term of the CFO’s employment — and subsequent terms in case of reappointment by the shareholders — shall at all times be equal to the period of his appointment. The initial term, however, shall start at a date to be agreed prior to the next General Meeting of Shareholders and terminate at the end of the first term of appointment by the shareholders. If, after a term of appointment, the CFO is not reappointed by the shareholders, the employment agreement expires by operation of law without notice period, and one year’s severance (base salary) is due by AHOLD.

Registered name: Koninklijke Ahold N.V.

Trade Register Amsterdam No. 35000363

1.2.	The first term of the employment contract is entered into under the dissolving condition (“ontbindende voorwaarde”) that the CFO will not be appointed as CFO and member of the Executive Board at the next General Meeting of Shareholders. If no such appointment takes place, the employment contract shall therefore be dissolved and as a consequence be terminated by operation of law. In that case the CFO will receive a lump sum payment equal to one annual base salary and shall be allowed to keep the conditionally granted shares (condition will lapse immediately).

1.3.	Initially, the CFO will carry out duties and responsibilities, to be agreed between the Supervisory Board and the CFO, on an interim basis. Upon the appointment by the General Meeting of Shareholders, the CFO will serve, in the position of CFO of the Executive Board (in Dutch: ‘statutair directeur’).

1.4.	The CFO’s working location will be the AHOLD office in the Netherlands.

1.5.	The CFO will fulfil all obligations vested in him by law, and/or as are laid down in the articles of association of AHOLD and/or in instructions in a management regulation to be determined (to be applicable to the CFO), if any, within the Executive Board after the appointment of the CFO’s in such Executive Board. The CFO, as a member of the Executive Board, is, fully responsible for all activities of AHOLD. The operative mode of the Executive Board is one of consensus under the chairmanship of the President. Nevertheless, every member of the Board has specific responsibilities.

1.6.	The CFO is obliged to do or to refrain from doing all that CFO’s in similar positions should do or should refrain from doing. The CFO will fully devote himself, his time and his energy to promoting the interest of AHOLD.

1.7.	The CFO may perform up to two non-executive board positions (not being chairman positions), with the prior consent of the Supervisory Board, which consent AHOLD will not unreasonably withhold. Notwithstanding the foregoing, the CFO will refrain from accepting other remunerated or time consuming non-remunerated work activities with or for third parties or from doing active business for his own account without the prior written consent of the Supervisory Board.

2. Salary

2.1.	The CFO’s base salary will amount to gross € 725,000 per year (inclusive 8% holiday allowance. The base salary will be paid in 13 equal instalments at the end of each 4-weeks period.

2.2.	The CFO will be offered tax assistance by an external audit firm, also in order to optimise the tax position regarding employment income. AHOLD and the CFO will jointly apply for a 30% ruling as regards the CFO’s remuneration and/or any extension thereof.

3. Bonus and Stock Options

3.1.	The CFO is entitled to participate in the AHOLD executive bonus plan. The payment is based on targets set, by mutual agreement, between the CFO and the Supervisory Board. The target amount is 1.00 times the annual base salary. The bonus is capped at 1.25 times the annual base salary.

3.2.	The CFO is entitled to participate in the AHOLD Long Term Incentive Plan. As the Ahold Long Term Incentive Plan is currently under review by the Remuneration Committee of the Supervisory Board, and will likely change, the structure of the plan is yet to be determined. The plan aims to provide an annual at target Long Term Incentive grant value of 80% of base salary. This at target value will be determined by a third party expert utilized by the Remuneration Committee.

3.3.	In the event that the agreed upon starting date of employment results in the loss of certain long-term perquisites from your current employer, the CFO will be conditionally granted 100,000 shares (3-years employment condition) as soon as practically possible. All tax consequences will be for the account of the CFO. In case the contract will is terminated within the 3-years vesting period, the grant will vest imminiately.

4. Expenses and Company Car

4.1.	AHOLD will pay the CFO each period of 4 weeks an allowance of € 286 net in addition to his salary for out-of-pocket expenses. AHOLD will reimburse all reasonable other expenses incurred by the CFO in the performance of his duties upon submission of all the relevant invoices and vouchers.

4.2.	AHOLD will provide the CFO with a company car for the performance of his duties (not for private use) and on such further conditions as will be determined by AHOLD from time to time. The CFO will have the free usage of the services of a private driver, in connection with business related travel by car.

4.3.	AHOLD will pay the reasonable costs of a mobile phone, fax machine, computer/laptop and home e-mail/internet access for the CFO, and also the use of all above mentioned, including the use of his private telephone.

4.4.	AHOLD will reimburse you for expenses incurred directly as a result of relocating your family to the Netherlands, including legal fees, closing costs, estate agent fees, and shipment of household goods. AHOLD will provide a miscellaneous allowance in the amount of € 7,500 net to cover the numerous smaller expenses incurred in relocation such as driver’s licenses, new drapes, local registrations, etc.

4.5.	AHOLD will reimburse to the CFO temporary housing expenses for 120 days and expenses related to travel by economy class from the UK and to the Netherlands and vice versa.

5. Pension

5.1.	The CFO will participate in the Dutch AHOLD Pension Scheme for members of the Executive Board.

5.2.	The CFO’s employment agreement will terminate in connection with the CFO reaching his pensionable age without notice being required, on the first day of the month following the date on which the CFO reaches the age of 62. The CFO shall be prepared to accept reasonable changes in the applicable pension scheme, in particular in so far as these changes are necessary in order to align the pension scheme to changes in (tax) legislation.

6. Vacation

6.1.	The CFO is entitled to a reasonable amount of working days vacation per year (with a legal minimum of 20 days), in line with the Dutch and AHOLD practices. In taking vacation, the CFO will duly observe the interests of AHOLD.

7. Schooling

7.1.	To the extent that secondary school costs in the Netherlands exceed comparable costs in the UK, Ahold will reimburse you for the annual difference on a “net-equal” basis.

8. Insurances

8.1.	The CFO may participate in the company’s group health insurance.

8.2.	AHOLD will maintain suitable and adequate insurance in respect of managing director’s liability in order to indemnify the CFO from all losses, liabilities and costs that he may incur arising out of the liability as managing director of AHOLD.

8.3.	AHOLD will indemnify and hold the CFO harmless for all liabilities incurred by the CFO in the performance of his duties hereunder, and/or in connection with any position the CFO will hold within the AHOLD group or associated companies, to the extent provided for under Dutch law. Such indemnification will also include all expenses (including all attorney’s fees and legal expenses) incurred by the CFO.

9. Sickness

9.1.	In the event of sickness, AHOLD will continue to pay the CFO as per the first day of sickness his base salary, bonus based on realized company performance and benefits up to a maximum of 52 weeks as from the first day of sickness.

10. Termination

10.1.	This agreement may be terminated with due observance of a notice period of 12 months for AHOLD and 6 months for the CFO.

10.2.	In case AHOLD terminates this Agreement for reasons other than Cause, the CFO will, in addition to the remuneration he would be entitled to during the notice period to be taken into account by AHOLD, be entitled to a gross severance payment equal to one annual gross base salary as in effect at the time of termination.

11. Confidentiality

11.1.	The CFO will throughout the duration of this agreement and after this agreement has been terminated for whatever reason, refrain from disclosing in any manner to any individual any information of a confidential nature concerning the AHOLD group or other companies affiliated with AHOLD, which has become known to the CFO as a result of his employment with AHOLD and of which the CFO knows or should have known to be of a confidential nature.

12. Amendments

12.1.	Amendments to this agreement may only be agreed upon in writing and with regard to AHOLD, solely when a decision to that effect has been taken by the competent body of AHOLD.

13. Gifts

13.1.	The CFO will not in connection with the performance of his duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from third parties. For other situations, AHOLD’s code of conduct will apply.

14. Applicable Law

14.1.	This agreement is governed by the laws of the Netherlands.

In witness whereof this agreement has been signed and executed in duplicate this “to be determined” at 14 Sept. 2005.

/s/ René Dahan	/s/ J. Rishton
Chairman Supervisory Board René Dahan	CFO J. Rishton